UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
[X] Form 10-Q
For the Quarterly Period Ended November 30, 2007
OR
[     ] TRANSITION REPORT ON FORM 10-Q
For the Transition Period from ________ to _________
PART I — REGISTRANT INFORMATION
Commission File No. 33-95318
PORTOLA PACKAGING, INC.
(Exact name of Registrant as specified in its charter)

Delaware	94-1582719
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
951 Douglas Road
Batavia, Illinois 60510
(Address of principal executive officers, including zip code)
(630)406-8440
(Registrant’s telephone number, including area code)
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE (000’s)
Portola Packaging, Inc. was not able to file its Quarterly Report on Form 10-Q for the three months ended November 30, 2007 because it is still finalizing the accounting and disclosure of its dividend under FIN 48 for assets of foreign subsidiaries that are guaranteed or pledged as security for U.S. debt.
In connection with the preparation of its financial statements for the quarter ended November 30, 2007, the Company determined that it has foreign subsidiaries that have assets guaranteed or pledged as security for U.S. debt and that a dividend is therefore required in accordance with FIN 48. The Company believes that there will not be any additional tax liability for such dividend because the Company has a large tax loss carry forward. However, management has not yet finalized the amount of the required dividend and whether there would be an impact to the condensed consolidated financial statements for the quarter ended November 30, 2007.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Michael Morefield	630	326-2074
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒      No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐      No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Portola Packaging, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 14, 2008	By	/s/ Michael Morefield

Michael Morefield Senior Executive Vice President & Chief Financial Officer